[JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK LETTERHEAD]



August 27, 2008

EDGAR

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:      Jackson National Life Insurance Company ("Jackson")
         JNLNY Separate Account I on Form N-4
         File Nos. 811-08401 and 333-70384

Dear Mr. Kotapish:

I am writing on behalf of the above registrant and offering for approval to use the disclosure in the amendment filed on July 7, 2008 (Accession No. 0000927730-08-000136) as a template (the Template Filing) for other Jackson offerings having the same changes (the Replicate Filings). The changes and the registration numbers for the applicable Replicate Filings are as follows:

  o Availability of new GMDB, "LifeGuard Freedom DB", that is only available in conjunction with the purchase of an existing guaranteed minimum withdrawal benefit, "LifeGuard Freedom GMWB". LifeGuard Freedom DB is an optional minimum death benefit designed to maintain value, subject to specific conditions, when withdrawals are taken from the contract and regardless of the performance of the underlying investment options.

                                333-119659                       811-08401
                                333-118370                       811-08401

  o Addition of guaranteed minimum withdrawal benefit (GMWB) conversion privileges within all GMWBs. This addition allows contract owners who previously elected any of a selection of GMWBs to convert their GMWB into more-recently introduced GMWBs that generally were not previously available to those particular contract owners but that might be more beneficial.

                                333-119659                       811-08401
                                333-118370                       811-08401
                                333-37175                        811-08401
                                333-48822                        811-08401
                                333-81266                        811-08401
                                333-86933                        811-09577

  o Revisions to two existing GMWBs, "LifeGuard Freedom GMWB" and "LifeGuard Freedom GMWB with Joint Option". Features were added to the two benefits (a guaranteed withdrawal adjustment, a step-up enhancement and bonus period "re-starts") that potentially increase the value of the benefit. In addition, we decreased the minimum issue age for the endorsements and raised the "lock-in" age for the "For Life" withdrawals. Regarding the LifeGuard Freedom GMWB with Joint Option, we also decreased the bonus for certain ages. There was no increase in the charges for the benefits.

                                333-119659                       811-08401
                                333-118370                       811-08401
                                333-37175                        811-08401
                                333-48822                        811-08401
                                333-81266                        811-08401
                                333-86933                        811-09577

  o  Availability  of a new Guaranteed  Minimum  Income Benefit  (GMIB).  This
     optional   GMIB  will  replace  the  existing  GMIB  and  is  primarily  an annuitization benefit that guarantees a minimum fixed income after a period of at least 10 contract years, subject to specific conditions.

                                333-119659                       811-08401
                                333-118370                       811-08401

There are also sub-account changes and other non-material changes.

We filed the Template Filing on July 7, 2008, under rule 485(a)(1). The proposed effective date of the Template Filing is September 5, 2008, and we desire the same effective date for the Replicate Filings.

About the Replicate Filings, we represent that:

  o The disclosure changes in the Template Filing are substantially identical to the disclosure changes to be reflected in the Replicate Filings.

  o Because the disclosure changes in the Replicate Filings are substantially identical to the disclosure changes in the Template Filing, we will be able to revise the Replicate Filings effectively to reflect Staff comments on the Template Filing.

  o The Replicate Filings will effectively incorporate changes made to the Template Filing's disclosure in response to Staff comments.

  o No Replicate Filing will include changes that would otherwise render it ineligible for filing under rule 485(b).

Please let me know if this proposal is acceptable. My direct line is (517) 367-3835, and my e-mail address is tony.dowling@jnli.com. Thank you very much.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel

cc:      Ellen J. Sazzman, Esq.